UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 15, 2024

SPARX HOLDINGS GROUP, INC.

(Exact name of issuer as specified in its charter)

Nevada	92-3402117
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1800D Mineral Spring Avenue, #164,

North Providence, RI 02904

(Full mailing address of principal executive offices)

(401) 830-9878

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.0001 par value

Item 9.	Other Events

On March 15, 2024, we filed a Certificate of Designation amending our Articles of Incorporation and designating the rights and restrictions of 2 shares of our Series Z Super Voting Preferred Stock, par value $.0001 per share, pursuant to resolutions approved by our Board of Directors on March 15, 2024. In addition, on March 15, 2024, we filed a Certificate of Designation amending our Articles of Incorporation and designating the rights and restrictions of 500,000 shares of our Series A Convertible Preferred Stock, par value $.0001 per share, pursuant to resolutions approved by our Board of Directors on March 15, 2024.

Our authorized capital stock consists of 5,000,000 shares of preferred stock, par value $.0001 per share. As of March 14, 2024, we had no shares of preferred stock issued and outstanding. On March 15, 2024, the Board of Directors authorized the issuance of one share of Series Z Super Voting Preferred Voting Stock to our CEO and Director, Ms. Cassandra DeNunzio, and one share of Series Z Super Voting Preferred Stock to our Director Jeffrey DeNunzio (the “Holders”) with a 80% voting designation.

The Series Z Super Voting Preferred Stock shall have full voting rights and powers on all matters subject to a vote by the shareholders of the Company’s Common Stock and shall be entitled to notice of any shareholders meeting in accordance with the Bylaws of the Company, and shall be entitled to vote with respect to any question upon which shareholders of Common Stock or shareholders of any other class or series of voting capital stock having the right to vote, including, without limitation, the right to vote for the election of directors, voting together with the shareholders of Common Stock or holders of any other class or series of voting capital stock having the right to vote, as one class.

For so long as at least one share of Series Z Super Voting Preferred Stock is issued and outstanding, the Holders of Series Z Super Voting Preferred Stock shall vote together as a single class with the shareholders of any other class or series of shares entitled to vote with the Common Stock, with the Holders of Series Z Super Voting Preferred Stock being entitled to eighty percent (80%) of the total votes on all such matters regardless of the actual number of Series Z Super Voting Preferred Stock then outstanding, and the shareholders of voting capital stock and any other shares entitled to vote being entitled to their proportional share of the remaining 20% of the total votes based on the their respective voting power.

The Holders of Series Z Super Voting Preferred Stock have no liquidation rights and not entitled to any dividends. Series Z Super Voting Preferred Stock is not convertible into any other shares of the Company.

The Series Z Super Voting Preferred Stock shall rank: (i) Senior and prior to the common stock, par value $0.0001 per share, of the Company or any additional series of preferred stock which may in the future be issued by the Company; (ii) Senior and prior to all other classes or series of capital stock of the Company currently outstanding or any additional capital stock which may in the future be issued by the Company.

We plan to sell our Series A Convertible Preferred Stock pursuant to Regulation Crowdfunding, Section 4(a)(6) of the Securities Act of 1933, (the “Act”) through registered funding portal(s) at a stated value of $1.00 per share, par value of $.0001.

The Series A Convertible Preferred Stock and shares of the Company’s common stock shall be treated equally, identically, and ratably, on a per-share basis, with respect to any dividend or distribution by the Company, including in respect of distributions upon liquidation of the Corporation. No dividends shall be declared or payable in the form of Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock does not have any voting rights.

                The Shares of the Series A Convertible Preferred Stock shall convert into common stock of the Company (the “Common Stock”) as follows:

(a) Limits on Conversion of Holder Shares. Notwithstanding the Designation Conversion Rights and/or anything to the contrary in the Series A Designation, the owner of shares of Series A Convertible Preferred Stock will automatically be converted into Common Stock of the Company upon the following terms:

(b) Automatic Mandatory Conversion. The issued and outstanding Series A Convertible Preferred Stock held by holders will automatically convert into Common Stock of the Company quoted and traded on OTC Pink Market tier under the ticker symbol SHGI on the first OTC Market Trading Day, Three Hundred Sixty-Six (366) days after the end of close of Regulation Crowdfunding offering(s) conducted by a crowdfunding intermediary registered with the Securities and Exchange Commission as a broker or funding portal. We may conduct multiple closings. Securities will be issued in book-entry with each closing.

(c) Conversion Price. Each share of Series A Convertible Preferred Stock will automatically convert into an equivalent dollar amount of Common Stock in book-entry form on the following basis: 65% multiplied by the five-day volume weighted average price representing a discount rate of 35%.

Filing the Certificate of Designations with the Secretary of State of Nevada on March 15, 2024 comprises amendments to the Company’s Articles of Incorporation.

On March 15, 2024, we issued one share of our Series Z Super Voting Preferred Stock to Ms. Cassandra DeNunzio and one share of our Series Z Super Voting Preferred Stock to Mr. Jeffrey DeNunzio pursuant to Section 4(a)(2) of the Act. There are two shares of our Series Z Super Voting Preferred Stock issued and outstanding as of the date of this report.

There are no shares of Series A Convertible Preferred Stock issued and outstanding as of the date of this report.

The Certificate of Designations are attached hereto as Exhibits 2 (i) and 2 (ii) and are incorporated herein by reference.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

EXHIBITS

Exhibit No.	Description

EX1U-2A (i)	Certificate of Designation of Series Z Super Voting Preferred Stock filed with the Secretary of State of State of Nevada on March 15, 2024

EX1U-2A (ii)	Certificate of Designation of Series A Convertible Preferred Stock filed with the Secretary of State of State of Nevada on March 15, 2024

SIGNATURES

Pursuant to the requirements of Rule 257 (b)(4) of Regulation A, the issuer has duly caused this current report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPARX HOLDINGS GROUP, INC.

Date:	March 18, 2024	By:	/s/ Cassandra DeNunzio
Cassandra DeNunzio, Chief Executive Officer